UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K and Form 10-KSB [ ]Form 20-F
[ ]Form 11-K [X]Form 10-Q and Form 10-QSB
[ ]Form N-SAR

                                      ________________________
For Period Ended: March 31, 2002     |                        |
[ ] Transition Report on Form 10-K   | COMMISSION FILE NUMBER |
[ ] Transition Report on Form 20-F   |        1-11596         |
[ ] Transition Report on Form 11-K   |________________________|
[ ] Transition Report on Form 10-Q    ________________________
[ ] Transition Report on Form N-SAR  |                        |
For the Transition Period Ended:     |      CUSIP NUMBER      |
          ________________________         |       714157-10-4      |
                                                                                          |________________________|
________________________________________________________________
| Read Attached Instruction Sheet Before Preparing Form. Please |
| Print or Type.                                                |
| Nothing in this form shall be construed to imply that the     |
| Commission has verified any information contained herein.     |
|_______________________________________________________________|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __
_________________________________________________________________.
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
Former Name if Applicable

Perma-Fix Environmental Services, Inc.
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Address of Principal Executive Office (Street and Number)

1940 Northwest 67th Place
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City, State and Zip Code
Gainesville, Florida 32653
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PART II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed.

(Check box if appropriate).

    |
    | (a)  The reasons described in reasonable detail in Part III
    |      of this form could not be eliminated without
    |      unreasonable effort or expense;
    |
[X] | (b)  The subject annual report, semi-annual report,
    |      transition report on Form 10-K, Form 10KSB, 20-F,
    |      11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day
    |      following the prescribed due date; or the subject
    |      quarterly report or transition report on Form 10-Q,
    |      10QSB or portion thereof, will be filed on or
    |      before the fifth calendar day following the
    |      prescribed due date; and
    |
    | (c)  The accountant's statement or other exhibit
    |      required by Rule 12b-25(c) has been attached if
    |      applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K,Form 10-KSB, 20-F, 11-K, 10-Q, Form 10-QSB, -SAR or the transition report, or portion thereof, could not be filed within the prescribed period.

Additional time is needed to complete development of appropriate disclosures for inclusion in the "Notes to Condensed Consolidated Financial Statements" and "Management's Discussion and Analysis of Liquidity and Capital Resources" sections of its Form 10-Q for the quarter ended March 31, 2002.
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PART IV -- OTHER INFORMATION
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(1) Name and telephone number of person to contact
          in regard to this notification:

          Richard T. Kelecy         352         395-1351
    ______________________ __________  _________________
          (Name)                 (Area Code) (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was
    required to file such report(s) been filed?
    If the answer is no, identify report(s).     [X]YES  [ ]NO

(3) Is it anticipated that any significant change in
    results of operations from the corresponding period
    for the last fiscal year will be reflected by the
    earnings statements to be included in the subject
    report, or portion thereof? [X]YES [ ]NO

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's net loss for the quarter ended March 31, 2002, will be approximately $1,999,000 and after giving effect to the payment by the Registrant of approximately $31,000 in preferred stock dividends in such quarter, will be approximately $2,030,000 (or approximately $.06 per share of Common Stock). In comparison, for the quarter ended March 31, 2001, the Registrant recorded a net loss of $522,000 and after giving effect to the recording by the Registrant of approximately $50,000 in preferred stock dividends in such quarter, net loss of approximately $572,000 (or approximately $.03 per share of Common Stock).

The Registrant believes the changed results may be attributed, among other things, to a decline in net revenues of approximately $2,261,000 and an inability to finalize negotiations relating to certain contract charges and surcharges for work performed during this period under the Company's Oak Ridge contracts.

Perma-Fix Environmental Services, Inc.
__________________________________________
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2002            By: /s/ Richard T. Kelecy
                                 ________________________
                                                                                   Richard T. Kelecy
                                                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
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GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240, 12b-25)
    of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with
    the Securities and Exchange Commission, Washington, D.C.
    20549, in accordance with Rule 0-3 of the General Rules
    and Regulations under the Act. The information contained
    in or filed with the Form will be made a matter of public
    record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on
    which any class of securities of the registrant is
    registered.

4.  Amendments to the notifications must also be filed on Form
    12b-25 but need not restate information that has been
    correctly furnished. The form shall be clearly identified
    as an amended notification.

5.  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to
    electronic difficulties. Filers unable to submit a report
    within the time period prescribed due to difficulties in
    electronic filing should comply with either Rule 201 or
    202 of Regulation S-T (Section 232.201 or Section 232.202
    of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b)
    of this chapter).